EXHIBIT 99.1

September 4, 2018

CORAL GOLD PROVIDES 2nd QUARTER 2018 EXPLORATION UPDATE ON ROBERTSON;

OPTION GRANT

Coral Gold Resources Ltd. (TSX-V: CLH; OTCQX: CLHRF) (“Coral” or the “Company”) is pleased to announce that Barrick Cortez Inc. (“Barrick”) recently provided an update of their continuing work at the Robertson Property, Nevada, during the second quarter of 2018, as follows:

•	The Robertson Minex, PFS Engineering & Permitting Stage II budget was prepared for approvals. Work completed on the Robertson Properties in Q2 2018:

•	The Stage I program broadly verified historic data in the Gold Pan/39A area of the Robertson property.

•	All assay results from 2017 drilling were received and data base update is pending.

•	Metallurgical lab work on 31 composite samples from 2017 drilling is completed.

•	Baseline studies continue and PFS work on schedule.

•	The 2018 drilling and disturbance work plan was approved by BLM.

In summary, during Q2 2018 the team completed the review of the 2017 drilling and metallurgical program. The results set the stage for the 2018 drilling and engineering studies. The drills are scheduled for Q3 & Q4 2018 (44 PQ core holes).

“Coral is thrilled with Barrick’s approach to developing the Robertson Project. Robertson is strategically located adjoining Barrick’s world class Pipeline Gold Mining Complex and could complement Barrick’s lowest cost operation by adding significant value by allowing Barrick the option of increasing production and or extending the life of its operation. Coral’s sliding scale royalty has the potential to be a tremendous asset which could increase shareholder value once the Pre-Feasibility Study is complete and the economic value is fully understood. Global demand for gold is stable, while production is in decline and low cost mines are becoming harder to find; Robertson’s potential development could prove to be very timely.”

David Wolfin - President & CEO, Coral Gold Resources Ltd.

Option Grant

Coral has upon the recommendations of its Compensation Committee, granted an aggregate of 1,345,000 incentive stock options (the “Stock Options”) under its Stock Option Plan to its directors, officers, employees and consultants. The Stock Options are exercisable up to five years at a price of $0.38 per share and will be vested in stages over a 12 month period with no more than 1/4 of the options vesting in any three months from the date of the grant. The Stock Options are non transferable.

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About Coral Gold Resources Ltd.

Coral Gold Resources is a precious metals exploration company, where it has explored one of the world’s richest gold districts in Nevada for over 30 years. The Company's primary asset is a sliding scale net smelter returns production royalty on Barrick’s Robertson Property in Nevada. The Company also holds a portfolio of strategically-located exploration projects near Barrick’s Pipeline/Cortez Mine Complex on Nevada’s Battle Mountain/Cortez Trend. Our overall objective is to generate long-term wealth for shareholders.

ON BEHALF OF THE BOARD

“David Wolfin”

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David Wolfin, President & Chief Executive Officer

Coral Gold Resources Ltd.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This release contains statements that are forward-looking statements and are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements. Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.

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